

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Mr. Richard Astrom
A Clean Slate, Inc.
1750 Osceola Boulevard
West Palm Beach, Florida 33409

**Re: A Clean Slate, Inc.
Registration Statement on Form S-1
Filed on March 25, 2011
File No. 333-171804**

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated February 15, 2011, and are unable to agree with your conclusion that yours is not an indirect primary offering. Please revise to fix the offering price for the duration of the offering, and identify the selling shareholders as underwriters.

Economic Environment, page 29

2.   We note that you cite to industry research for information and statistics regarding economic trends and unemployment rates in various states. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file consents from the parties.

Note Payable—Other, page 32

3.   We note your response to comment eight in our letter dated February 15, 2011. It appears that the note that was previously due on January 31, 2011 is now due on demand. Please confirm, if true, that non-payment of the note on January 31, 2011 constituted an event of default, and, if so, that the note now bears interest at the default rate of 20%.

Directors, Executive Officers, Promoters, and Control Persons, page 31

4.   We note your response to comment nine in our letter dated February 15, 2011. Please revise to indicate the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Astrom should serve as a director for A Clean Slate, Inc. at this time in light of the company's business and structure. Please refer to Item 401(e) of Regulation S-K.

5.   We note your response to comment 11 in our letter dated February 15, 2011, and the revised disclosure at page 35. Please revise to explain and contextualize how and why Mr. Astrom may be deemed a promoter under the Securities Act.

Note 3 Reverse Recapitalization, page 55

6.   We note your statement that voting control remained with the seller of Darwin through the super voting rights of the outstanding preferred stock. In this regard addressing ASC 805-10-55-10 through 805-10-55-15, tell us why you believe that VLS is the accounting acquirer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Laura Anthony, Esq.
       Via facsimile, 561-514-0832